[BIOMET, INC. LETTERHEAD]

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Attn:	Perry Hindin
Michael Pressman
Tom Jones

Re:	Biomet, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed January 31, 2007
File No. 1-15601
February 20, 2007

Ladies and Gentlemen:

This letter is in response to the comment letter dated February 8, 2007 from Mr. Perry Hindin to Mr. Niles L. Noblitt, Chairman of the Board of Directors of Biomet, Inc. (“Biomet”) regarding comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) with respect to the above referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

For the convenience of the Staff, we have reproduced in bold the text of the numbered paragraph in the Staff’s comment letter.

1.                                      We note that you have not yet filed your Form 10-Q for the quarterly period ending November 30, 2006.  Given that you are not current in your reporting obligations, it appears that your shareholders do not have the necessary information to make a reasonably informed investment decision with respect to the merger with LVB Acquisition, LLC.  Please file your Form 10-Q prior to soliciting shareholder approval of this transaction.

As a result of our special committee’s ongoing investigation into historical stock option granting practices, it has not been possible for us to file with the SEC a Quarterly Report on Form 10-Q for our second fiscal quarter ended November 30, 2006 in a timely fashion and we do not believe that we will be in a position to file such report in the near future.  In evaluating various strategic alternatives, Biomet’s Board of Directors considered the potential impact that the ongoing investigation into historical stock option granting practices might have on the bidding process and timing for completion of the merger and the costs and benefits of delaying the bidding process until completion of the investigation.  The Board determined that on balance it was in the best interests of Biomet and its shareholders to proceed with the bid process, in light of both the adverse effects that would result from extending the strategic uncertainty surrounding Biomet (i.e., its publicly-announced strategic review, the interim status of Biomet’s CEO and rumors of a transaction with a competitor that resulted in restive distributors, employee distraction and marketing challenges) and the willingness of LVB Acquisition, LLC (the “Purchaser” in our proposed merger) to bear risk regarding Biomet’s investigation into historical stock option granting practices (the outcome of which will not enhance our historical or future results)(1)

We believe that our shareholders do have the information necessary to make a reasonably informed investment decision with respect to the proposed merger, notwithstanding that we have not yet filed our Form 10-Q for the period ended November 30, 2006.

First, although we have not filed our Form 10-Q for the second fiscal quarter ended November 30, 2006, we have furnished on Form 8-K our preliminary unaudited consolidated financial statements, related footnotes and other related preliminary disclosures (such as Management’s Discussion and Analysis) for the period ended November 30, 2006.(2)  We believe that, but for adjustments that may be necessary as a result of our investigation of Biomet’s historical stock option granting practices, this is the same information that we will eventually file on Form 10-Q.  Our shareholders thus have access to the same information we would have provided on a timely Form 10-Q, setting aside any issues with respect to Biomet’s historical stock option granting practices.  Moreover, while the Form 10-Q for our second fiscal quarter will eventually provide a definitive report on our past performance, it will not provide any additional forward-looking information.(3) Insofar as the primary concern of any shareholder

1 We note that Biomet has briefed Purchaser's equity sponsors, financing sources and advisors on the preliminary report of the special committee conducting the investigation and disclosed on Form 8-K and in its Proxy Statement a summary of its special committee's preliminary report.  This summary provided the following information, among other things, to shareholders' seeking to evaluate this issue: (1) stock options to purchase less than 20 million shares (before adjustments for stock splits) were granted over the eleven year period from 1996 to 2006; (2) the majority of the stock options were granted to employees other than officers and directors; (3) a substantial number of the stock options during this time period were issued as of dates other than the dates on which the grants were actually made to take advantage of a lower stock price on the date of issue; and (4) some members of senior management were aware of this practice, although they may not have been aware of the accounting and legal ramifications of the practice.  Given that the Purchaser has assumed risk regarding developments arising out of the review of Biomet's historical stock option granting practices and given that issues arising from the investigation are either neutral to or adversely affect historical and/or future results and don't positively affect them, the outcome of the investigation (and the results reflected in Biomet's required Exchange Act filings made thereafter) is more an issue for the Purchaser than selling shareholders – unless the SEC does not permit Biomet's shareholders to consider approving the merger agreement.

2 We currently expect to follow the same process for our third fiscal quarter results for the period ending February 28, 2007.

3 Biomet has disclosed to its shareholders the material information considered by its Board when it unanimously recommended the merger and Biomet's financial advisor when it determined that the merger consideration was fair from a financial point of view to Biomet's shareholders, and that was provided to the Purchaser and its financing

(Continued...)

being asked to sell today is what will the company’s performance be tomorrow, that shareholder has the critical information necessary to make a decision, notwithstanding the absence of definitive historical numbers.  This is not a case where shareholders have been given no information, or information that has been determined to be materially inaccurate or misleading.  Our shareholders have the best available information and should be allowed to use that information to make a decision as to whether or not to sell their stock for $44.00 per share – a substantial premium over the company’s historical trading prices.

Second, to the extent that Bioment’s ongoing review of historical stock option granting practices has any material effect on our historical or current financial information, any such effect will only serve to make the offer of $44.00 per share more attractive to our shareholders.  As the Staff is aware, improper accounting for stock options has the potential to have a negative impact on a company’s financial statements.  This is, however, a “one way” net effect.  While our historical financial results may be unaffected or negatively affected by the outcome of the stock option investigation, they will not improve as a whole.  This means that shareholders who believe that $44.00 per share is a good price based on the currently available information logically would continue to hold such belief in the face of less favorable financial results.  Those shareholders who believe that $44.00 is not a fair price will have the opportunity to vote against the merger.  Even if one assumes that the company will determine it is required to restate its financials downward, and that some of those shareholders who would vote against the merger based on currently available information would have voted in favor of the merger had they known the negative information, the result will necessarily be a vote that underestimates support for the merger.  Given these facts, if the merger is approved based on the currently available information, it would surely have been approved had shareholders known any additional, negative information resulting from the investigation into Biomet’s historical stock option granting practices.  This argues strongly in favor of allowing a vote to proceed, as the status quo will not change as a result of the stock options investigation in any way that would result in a greater likelihood of the shareholders rejecting the merger had the vote been delayed until after the investigation is completed.

We note that, in light of the context in which the merger arose, our Board believes Biomet shareholders will strongly endorse this transaction.  From a Biomet shareholder’s perspective, the merger unfolded through a lengthy, nine-month, publicly-announced process in the context of management change, strategic uncertainty and disappointing results.  Shareholders are likely to consider the following context – and share prices reflecting the then known circumstances – in their consideration of whether to approve or reject the merger (thereby deciding whether or not to sell their shares at $44.00 per share in cash):

•  On March 27, 2006, Biomet announced the resignation of one of its founders and its longtime CEO, Dane Miller.  The next day Biomet’s stock price closed at $35.26, up $0.20.  Almost simultaneously, Biomet started a review of its strategic sources.  The information we are disclosing to shareholders includes a summary of the financial targets included in the "strategic plan" developed by Biomet's management.  See page 43 of the Proxy Statement.

alternatives.  Reports of the strategic review(4) circulated beginning on April 4, 2006, which Biomet confirmed on April 6, 2006.  On April 6, 2006, Biomet’s stock closed at $38.56, up $0.78.  As further developed in the “Background of the Merger” section of the Proxy Statement, the following events arose out of the Board’s collective determination that Biomet was not adequately meeting its operational challenges.

•  On June 28, 2006 when Biomet  announced its fiscal year end results,  almost 3 months after announcing the review of its strategic alternatives, Biomet’s stock closed at $31.50, down as much as $4 from recent days’ closing prices.  In the ensuing days, Biomet’s stock drifted down to its 52 week low of $30.35 on July 14, 2006.

•  Biomet’s stock price recovered to $33.31 by October 11, 2006, the day after Biomet timely filed its Form 10-Q for the quarterly period ended August 30, 2006, which included Biomet’s disclosure about two law suits filed against Biomet and its directors and officers alleging misfeasance in connection with Biomet’s historical stock option granting practices.

•  Then, after Biomet confirmed an earlier press release from one of the bidders that Biomet had engaged in a discussion regarding a possible transaction, Biomet’s stock closed at $38.33 on November 2, 2006.

•  On December 18, 2006, Biomet announced execution of a merger agreement providing for the all-cash sale of Biomet at $44.00 a share after running a robust process that included two sophisticated, motivated, well-advised bidders through and until the merger agreement was executed.(5)

4 Announcing a "review of strategic alternatives" is widely seen in the marketplace as putting a company "in play" for take over bids.  See, for example, Michael Corkey, WCI Hires Goldman to Weigh Options, WALL STREET JOURNAL, February 13, 2007; Angela Moore, Applebee's Hires Financial Advisors To Help Mull Options, DOW JONES NEWSWIRES, February 13, 2007;  Sara Leitch, Ceridian 4Q Earnings Up; Bd OKs Exploring Alternatives, DOW JONES NEWSWIRES, February 13, 2007; James Covert, Home Depot Exploring Options for Supply Business, DOW JONES NEWSWIRES, February 12, 2007; Tara Zachariah, Custom Direct Considering Strategic Alternatives, DOW JONES NEWSWIRES, January 22, 2007.  And, indeed, bidders responded to the announcement by approaching Biomet to investigate a transaction as described in the "Background of Merger" section of the Proxy Statement.

5 In the merger agreement, a copy of which was filed with the Form 8-K on December 18, 2007, the Purchaser bears risk arising from the ongoing investigation into Biomet's historical stock option granting practices.  For example, certain matters arising from or solely to the extent resulting from that investigation are excluded from the definition of "Material Adverse Effect" and the Purchaser agreed to close the merger with bridge financing (assuming other closing conditions, including shareholder approval, are then satisfied) by October 31, 2007, even if Biomet is not then current in its required Exchange Act reports or is in the midst of a restatement.  Even though Purchaser's obligation to close the merger is not contingent on Biomet's ability to have timely filed periodic reports with the SEC, Biomet is required under the merger agreement, as a condition to closing, to make public and deliver to the Purchaser certain annual and quarterly financial statements and related information (which must be prepared in accordance with GAAP, but may be qualified with respect to amounts and disclosure directly affected by option accounting issues).  Such annual or quarterly financial statements need not be audited or reviewed by Biomet's independent registered public accounting firm, or such audit may have been withdrawn, solely to the extent resulting from option accounting issues and certain other immaterial unrelated matters.

•  The $44.00 per share price in the merger agreement reflects a premium of (a) 27% over Biomet’s closing price on April 3, 2006, the trading day prior to public speculation of Biomet executing a significant transaction; (b) 32% over Biomet’s closing price on October 11, 2006, the day after Biomet timely filed its Form 10-Q for the quarterly period ended August 30, 2006, which included Biomet’s disclosure about two law suits filed against Biomet and its directors and officers alleging misfeasance in connection with Biomet’s historical stock option granting practices; and (c) 45% over the 52-week low closing price for Biomet’s stock of $30.35, which occurred on July 14, 2006, approximately three months after Biomet announced its review of strategic alternatives, effectively putting Biomet on the block “for sale.”

Third, the merger agreement requires the approval of 75% of Biomet’s outstanding shares.  Biomet has disclosed to shareholders, among all other relevant facts, the existence of the investigation into its historical stock option granting practices, its failure to timely file its Form 10-Q for the period ended November 30, 2006, its preliminary results prior to any required adjustment for this period and the direction of any potential adjustment.  The holders of as few as one-quarter of Biomet’s shares could block the transaction if they feel that the price is not fair or if they do not wish to sell their shares based on the available information, the limitations of which are fully disclosed in the Proxy Statement.  This supermajority requirement provides substantial additional protection against any distortion of the principles of shareholder democracy.

Fourth, allowing us to proceed with a shareholder vote on the merger will not set a precedent for allowing other companies to solicit proxies while not current on their reporting obligations.  Few, if any, other situations are likely to present the same facts and circumstances as our case presents to the SEC.  We have a firm offer on the table to purchase all our shares for cash – a decision which is fundamentally different from the decision which shareholders make in evaluating Board performance and the election of directors;(6) the only reason Biomet is not current in its filings is because of our special committee’s investigation into historical stock option granting practices – an investigation that has the potential only to negatively affect our financial statements.  We have furnished the financial information we expect to eventually file on Form 10-Q (prior to adjustments that may be necessary for stock option matters);(7) and we must secure approval of 75% of our outstanding common shares in circumstances that are likely to underestimate true support for the merger.

6 A group of investors is asking our shareholders if they will sell their stock for $44.00 per share – just the sort of decision shareholders face on any given day on the open market.  We believe that the information required to allow investors to make a reasonably informed decision in connection with the sale of Biomet to the Purchaser can be distinguished from the information required to allow investors to decide whom they wish to elect as a director, and we believe that Biomet's shareholders have the necessary information to make this decision.

7 Biomet also disclosed on the Form 8-K announcing the transaction a summary of the preliminary report from Biomet's special committee.  While a substantial portion of the increased costs with respect to stock option misdating are noncash in nature and relate to historical, not future, periods, a reasonable shareholder would not conclude that the investigation into stock option granting practices will uncover theretofore hidden value in Biomet's stock.

Finally, the SEC’s own rules and regulations do not by their terms require that we provide current financial statements prior to a shareholder vote on the merger.(8) As part of the reforms to the proxy rules enacted in connection with Regulation M-A, the SEC determined that, as with all cash, all share tender offers, it is unnecessary for the target of an all-cash merger to include financial reports in the Proxy Statement when only the target’s security holders are voting on the transaction.(9)  Nor did the SEC impose a condition in its rules for either all cash, all share tender offers or all cash mergers that the target be current in its Exchange Act filings. (10)

We believe the total mix of information currently available to our shareholders is sufficient for our shareholders to make a reasonably informed investment decision regarding the merger, particularly in light of Purchaser’s willingness to bear risk arising out of the stock options investigation.  We have disclosed to shareholders our results prior to any necessary adjustments that may arise from such investigation – adjustments that will not improve our financial results.  We have disclosed forward-looking information from our management’s strategic plan that was provided to our Board and financial advisor, as well as the Purchaser, indicating what management hopes to achieve in future periods.  We have disclosed the process by which our Board developed and evaluated alternatives, pushed bidders to increase their bids and negotiated a transaction with Purchaser.  We have disclosed why the Board believes the merger is at a fair price (either in line with or at the high end of analyst expectations)(11) and that the Board determined it was in Biomet’s and its shareholder best interests to resolve the strategic uncertainty surrounding Biomet by entering into the merger agreement.   Our shareholders bring to this process their own perspective and experience as investors in Biomet – and our Board believes that our shareholders welcome the opportunity to sell at $44.00 cash per share (a substantial premium over Biomet’s relevant historical stock price).  Finally, we believe it would be contrary to the letter and spirit of the SEC’s rules to force Biomet’s shareholders to bear risks regarding the stock options investigation that the Purchaser has otherwise agreed to bear, recreate strategic uncertainty that has been resolved and deprive Biomet shareholders of the opportunity,

8 Instruction 2 to Item 14 of Schedule 14A was included in the revisions adopted by the SEC on January 24, 2000, as part of its comprehensive amendments to the rules pertaining to tender offers, mergers and other extraordinary transactions.  The adopting release for Regulation M-A provides that "[t]his revision harmonizes the disclosure required in cash merger transactions with that required in all-cash, all-share tender offers."  The adopting release for Regulation M-A further provides that "[w]e continue to believe that in certain circumstances the disclosure requirements in Item 14 may be unnecessarily burdensome and inconsistent with the level of information that would be required if the same transaction was structured as an all-cash, all-share tender offer."

9 We note that the all cash tender offer of Hewlett-Packard Company for shares of Mercury Interactive Corporation was completed on November 1, 2006, notwithstanding the fact that Mercury Interactive Corporation was not then current in its periodic reporting obligations.

10 In contrast, the SEC has in numerous other rules and forms (for example Form S-3 and Rule 144) conditioned actions on the requirement that an issuer be either current or timely in its Exchange Act filings.

11 See, for example, analyst reports published before Biomet received and disclosed the preliminary report from its special committee conducting the investigation from: Lehman Brothers (December 11, 2006), Wachovia Securities (November 2, 2006) and UBS Investment Research (December 11, 2006).  Biomet will provide copies of these analyst reports to the Staff upon request.

if they so desire, to accept an offer of $44.00 cash per share, particularly in light of the supermajority voting requirement for the merger we must meet.

We hope that the foregoing has been responsive to the Staff’s comments.  As Biomet would like to solicit the vote of its shareholders as soon as possible, it would be greatly appreciated if you could advise the undersigned if the foregoing response is acceptable as soon as practicable.  If the Staff disagrees with the foregoing analysis, we respectfully request the opportunity to further discuss our response with the Staff at their earliest convenience.  The undersigned hereby acknowledges that (a) Biomet is responsible for the adequacy and accuracy of the disclosures in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) Biomet may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * *

Please direct any questions concerning this letter to the undersigned at (574) 372-1701, Richard W. Porter, P.C. at (312) 861-2396 or Robert M. Hayward at (312) 861-2133.

Sincerely,

/s/ Bradley J. Tandy
Bradley J. Tandy
Senior Vice President, Acting
General Counsel and Secretary

cc:	Richard W. Porter, P.C.
Robert M. Hayward
Kirkland & Ellis LLP

Gary I. Horowitz
Caroline B. Gottschalk
Simpson Thacher & Bartlett LLP

Robert P. Davis
Cleary Gottlieb Steen & Hamilton LLP